EXHIBIT 99.1
                                                                  ------------


                              WPP GROUP plc ("WPP")
                              ---------------------



WPP announces that on 11th March 2003 it acquired 400,000 of its own ordinary shares of 10p each for cancellation. The shares were acquired at a price of 330.21p per share.